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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNCS Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moses Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kensington Capital Corp., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENSINGTON CAPITAL CORP

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31,2019

KENSINGTON CAPITAL CORP.
DECEMBER 31, 2019

Contents

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kensington Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kensington Capital Corp. (the "Company") (a New York corporation), as of December 31, 2019 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2019, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kensington Capital Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17 as contained on pages 11, 12 and 13, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
February 28, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Kensington Capital Corp
Statement of Financial Condition

ASSETS

Cash	$	180,676
Receivable from broker-dealer and clearing organization		277,894
Prepaid expenses and other receivables		12,757
Securities owned, at fair value		134,643
Furniture and Equipment, at cost, less accumulated depreciation of $ 4,068		3,790
Total assets	$	609,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities Accounts payable and accrued expenses	$	16,394
Payable to broker-dealer and clearing organization		98,155
Accrued Payroll		217,149
Shareholder's dividend payable		0
Corporation taxes payable		9,785
Total liabilities		341,483
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		-43,461
Total stockholders' equity		268,277
Toatal liabilities and stockholders' equity	$	609,760

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.

Statement of Income

For the Year Ended December 31, 2019

REVENUES		
Commisions	$	$577,909
Tradomg Gain in fair value of securities owned		33,687
Interest and dividends		485,488
Other income		26,702
Total Income	$	1,123,785
EXPENSES		
Salaries	$	$298,358
Salaries - officers and stockholders		310,200
Payroll tax and preparation		48,793
Health insurance and other benefits		8,112
Clearing , correspondant costs, and Quote Expebse		89,905
Advertising and promotions		118,250
Automobile Expenses		34,935
Professional fees		36,132
Rent and utilities		51,389
Dues and Subscriptions		4,633
Business promotion		7,500
Telephone		10,099
Depreciation		2,485
Donations		38,904
Insurance Expense		1,622
Fidelity bond		895
Regulatory fees		6,652
Travel, meals and entertainment		9,399
Other expenses		53,004
Total expenses	$	$1,131,268
Income before income taxes	$	-$7,483
Provision for Income Taxes		-16,125
Net Income	$	-$23,608

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock				
	Shares	Amount	Additional Paid- in Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2019	200	$40,000	$251,885	$0	$291,885
Net Loss				-23,608	-23,608
Shareholder's Distributions				0	0
Balance at December 31, 2019	200	$40,000	$251,885	-$23,608	$268,277

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities		
Net Income	$	-23,608
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized loss of Securities owned		-20,947
Depreciation		2,485
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Purchase of Securities		55,250
Receivables from broker-dealer and clearing organization		42,668
Prepaid expenses and other receivables		-9,180
Increase(decrease) in:		
Accounts payable and accrued expenses		109,251
Payable to Broke- Dealer and clearing organization		-55,250
Total adjustments		124,277
Net cash provided by operating activities		100,669
Cash flows from financing activities		
Purchase of equipment		0
Net cash used in financing activities		-252,000
Net increase in cash		-151,331
Cash,beginningof year		332,007
Cash, end of year	$	180,676
Noncash financing activity supplemental cash flows disclosure:		
Dividend payable to stockholders	$	0

See Accountants' Report and Notes to Financial Statements

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Kensington Capital Corp. (the "Company") was organized and commenced operations in June 1982. The Company is a registered broker-dealer, primarily engaged as a broker in executing customers' orders for the purchase and sale of equities, commodities, and options. The Company transacts customer activity on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulation Authority ("FINRA"), and is registered with the National Futures Association ("NFA"). The Company's office location is Brooklyn, New York.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due from/to Brokers-Dealer and Clearing Organizations
The Company's securities transactions are cleared through Hilltop Securities Inc. ("Hilltop"), formally known as First Southwest Company, and all the Company's trading accounts and customer's accounts are carried by Hilltop. Hilltop remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges. The company also has it's own commodities investment accounts with Interactive Brokers LLC.

Securities Owned
The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sale price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains or losses from securities traded in the normal course of business are reflected in net depreciation in fair values of securities owned in the accompanying statement of income.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 5 to 7 years. Expenditures for maintenance and repairs

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Companydid not recognize an impairment loss on its long-lived assets for the year ended December 31, 2019.

Revenue Recognition
Effective January 1, 2018, the Company adopted FASB ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associate with financial instruments, interest income and expense, leasing, and insurance contracts.

The Company earns revenue (commissions) from executing customers orders and securities and commodities trading, which are recognized on the day of the trade – trade date basis.

The Company earns matched balances interest from Hilltop of 75% of the spread between the customers monthly debit rate and the average monthly free credit rate. The Company also earns excess customer debit interest from Hilltop of 50% of the difference between the average customer debit rate and the bank finance rate. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Revenues are not concentrated with any individual or group.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $118,250 for the year ended December 31, 2019.

Note 2- Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax law. Accordingly, no provisions for Federal and New York State income taxes are reflected in the accompanying statement of income. Instead, the stockholders are liable for individual income taxes on their respective share of the Company's taxable income. The Company is a taxable entity for New York City ("NYC") income taxes. The provision for New York City income taxes is reflected in the accompanying statement of income.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantages market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices include included within level 1 that are observable for the asset or liability either directly or indirectly.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets,and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determines based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets measured at fair value at December 31, 2019:

Description	Level 1	Level 2	Level 3	Total
Common stocks	$134,643	-	-	$134,643

Certain financial instruments are carried at cost on the balance sheet at December 31 2019, which approximates fair value due to their short-term highly liquid nature. These instruments include cash, due from/to the broker-dealers and clearing organizations, accounts payable, and dividend payable.

NOTE 5- FURNITURE AND EQUIPMENT

Furniture and equipment consistof the following at December 31, 2019:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$6,898
Computers	5	3,445
		10,343
Less: accumulated depreciation		(6,553)
		$3,790

Depreciation expense for the year ended December 31, 2019 was $2,485.

NOTE 6- EXEMPTION FROM SEC RULE 15 C3-3

The Company is exempt from the sec rule 15C3-3 pursuant to the exemption provision of such paragraph (K)(2)(ii); as the Company does not handle cash or securities on behalf of customers.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).The Company is also subject to the net capital requirements of the Regulation 1.17 under the Commodity Futures Trading Commission ("CFTC") which requires that the Company maintain aminimum net capital, as defined, in the amount of $100,000. At December 31, 2019, the Company had net capital of $197,875which was $97,875 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.465 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, there are non-interesting bearing loans from officers and shareholders in the amount of $3,238. There has been no activity in this account during the year ended December 31, 2019.

NOTE 9- COMMITMENTS AND CONTINGENCIES

The Company operates at office facilities under a month to month lease and also pays a month to month rent to one of the officers for use of his home office. Rent expense for the year ended December 31 2019 was $44,700.

The company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

NOTE 10- SUBSEQUENT EVENTS

Subsequent events have been evaluated through February28, 2020, the date the financial statements were available to be issued. There have been no subsequent events requiring recognitionor disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

KENSINGTON CAPITAL CORP.

Computation of Net Capital Under Rule SEC 15c3-1

Stockholders' Equity	$	268,277
Deductions		
Non – Allowable assets		
Margin interest over 30 days		31,545
Prepaid expenses and other receivables- Non allowable		13,544
Furniture and equipment, net		3,790
Total Non-Allowable Assets		48,879
Net Captial Before Haircuts		219,398
Haircuts on securities		20,197
Undue Concentrabions		1,327
Total Haircuts		21,523
Net Capital, as defined		197,875
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	97,875
Aggregate indebtedness:		
Aggregate indebtedness	$	289,905
Ratio of aggregate indebtedness to net capital		.0147 to 1

Reconciliation with company's computation (imcluded in part II of Form X-17A-5 as of December 31, 20

Net capital as reported in Company's Part II (unaudited) Focus report	$	229,183
Audit Adjustments		-9,785
Net capital above	$	219,398

KENSINGTON CAPITAL CORP.
Computation for Determination of Reserve Requirements ond Information Relating to
Possession or Control Requirements Under SEC Rule 15c3-3
December 31, 2019

Kensington Capital Corp. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) of Rule 15c3-3 as all transactions are cleared through Hilltop Securities Inc. on a fully disclosed basis:

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under SEC Rule 15c3-3.

b. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kensington Capital Corp.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Kensington Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kensington Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp. stated that Kensington Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 28, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Kensington Capital Corp.

Exemption Report

I, as a member of management of Kensington Capital Corp. (the Company) am responsible for complying with 17 C.F.R.240.17a-5: "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 240.15c3-3 (exemption provision pursuant to Paragraph (k)(2)(ii). I have preformed an evaluation of the Company's compliance with the requirements of 17 C.F.240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(ii), and
(2) I me the identified exemption provisions throughout the most recent fiscal year 12/31/2018 without exception.

I, Moses Silver, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

February 19, 2020